UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 19, 2022

(Date of Report (Date of earliest event reported))

Fundrise Midland Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Revisions to Redemption Plan

The issuer has adopted revisions to its Redemption Plan effective as of October 1, 2022 to reflect the following change, among others:

•	Reduce the redemption price per share by the aggregate sum of distributions that reduce our net asset value (“NAV”) per share each quarter, as determined by our Manager in its sole discretion.

The above summary of the change to the Redemption Plan does not purport to be complete and is qualified in its entirety by reference to the full description of the Redemption Plan, a copy of which is attached as Exhibit 3.1 to this Current Report on Form 1-U and incorporated herein by reference.

Exhibit No.	Exhibit Title
3.1	Revised Description of the Redemption Plan

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the issuer’s most recently filed Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise Midland Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 20, 2022